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SEC FILE NUMBER
0-18596

CUSIP NUMBER
028-60R-105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
American Natural Energy Corporation

Full Name of Registrant

Former Name if Applicable
6100 South Yale - Suite 300

Address of Principal Executive Office (Street and Number)
Tulsa, Oklahoma 74136

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Because of the Company’s severe current liquidity problem and shortage of working capital, it has not paid in full the independent registered accounting firm amounts due for the audit of its financial statements included in its Form 10-KSB for the year ended December 31, 2005 and the reviews of the interim financial statements included in Form 10-QSBs for each of the first two quarters of 2006. The Company has been advised that its inability to pay the independent registered accounting firm’s fees may impair the independence of the independent registered accounting firm. Therefore, the Company has been unable to have its independent registered accounting firm commence the audit of its financial statements for the year ended December 31, 2006. Until such time as the Company is able to have its independent registered accounting firm complete an audit of its 2006 annual financial statements, the Company will be unable to file its annual report of Form 10-KSB which includes, among other items financial statements for the year ended December 31, 2006 audited by an independent registered accounting firm. The Company is currently seeking to raise the funds necessary to have its independent registered accounting firm audit its financial statements for the year ended December 31, 2006 and for other purposes. No assurance can be given as to when such funds can be raised, the terms of any transaction whereby the funds may be raised or when, if ever, that an audit can be completed. As a result the Company does not anticipate filing its Form 10-KSB for the year ended December 31, 2006 on or before the expiration of the fifteenth calendar day following its prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Steven P. Ensz	918	481-1440
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

As previously disclosed in the Company’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006, the Company filed that Report without obtaining the review of those financial statements as required by Item 310(b) of Regulation S-B. That Item requires that interim financial statements included in quarterly reports on Form 10-QSB must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards as may be modified or supplemented by the Securities and Exchange Commission. Accordingly, the Company’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006 is deficient in that regard.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Natural Energy Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2007	By	/s/ Steven P. Ensz

Vice President, Finance